July 17, 2013

                       FILED VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:

Response to Staff’s Comments on Preliminary Proxy Statement filed pursuant to Section 14(a) of the Securities Exchange Act or 1934 by Tilson Investment Trust (the “Registrant”), on behalf of its series, Tilson Dividend Fund (the “Fund”), File No. 811-21606.

Ladies and Gentlemen:

This letter is in response to comments received on July 12, 2013 from Mr. James E. O’Connor of the staff of the Division of Investment Management of the Securities & Exchange Commission (the “Commission”) in connection with the Registrant’s Preliminary Proxy Statement filed on behalf of the Fund pursuant to Section 14(a) of the Securities Exchange Act or 1934 (the “Proxy Statement”).  Set forth below is a summary of the comments provided and the Trust’s responses thereto:1

1.

Comment:  The Fund’s most recent prospectus indicates that the current expense limitation agreement has been extended to March 31, 2014. Please revise the disclosure regarding the expense limitation agreement on page 11 of the Proxy Statement.

Response:  The requested change has been made.

2.

Comment:  Please consider emphasizing the following sentence on page 12 of the Proxy Statement in bold font: “There is no assurance that any fee waivers or expense reimbursement will continue in the future”.

Response:  The suggested change has been made.

3.

Comment:  The Proxy Statement mentions that the Fund will change its name.  When the Fund changes its name, the expense limitation agreement must be at least one year from the effective date of the registration statement if the waiver is to be reflected in the fee table as provided in Instruction 3(e) to Item 3 of the Form N-1A Instructions.

Response:  The Registrant intends to comply with Instruction 3(e) to Item 3 of the Form N-1A in connection with the disclosure of the expense limitation agreement in any post-effective amendment to its Registration Statement on Form N-1A.

4.

Comment: Please add “from the effective date of the agreement” after phrase “for at least one year” in the first sentence of the second paragraph under the section entitled “New Advisory Agreement - Advisory Fee” on page 13 of the Proxy Statement.

Response:  The requested change has been made.

5.

Comment:  If the New Expense Limitation Agreement provides for recoupment of waived expenses to Centaur, please disclose the terms and conditions.

Response:  The New Expense Limitation Agreement does not contain a recoupment provision.

6.

Comment:  Please include the New Advisory Agreement and New Expense Limitation agreement as exhibits to the Fund’s final proxy filed with the Commission.

Response: The Registrant will file with the Commission as exhibits to the Registrant’s Definitive Proxy Statement (“Definitive Proxy Statement”) copies of the New Advisory Agreement and the New Expense Limitation Agreement.

7.

Comment: On page 15 of the Proxy Statement it states that “The Trustees noted that, while the management fee remained the same at all asset levels, the Fund’s shareholders would experience benefits from the New Expense Limitation Agreement and would benefit from economies of scale under the Fund’s agreements with other service providers.”  Please explain any benefits the shareholders will experience under the New Expense Limitation Agreement that they don’t experience under the Current Expense Limitation Agreement.

Response:  The disclosure on page 13 of the Definitive Proxy Statement has been revised to read as follows:

“The Trustees noted that, while the management fee remained the same at all asset levels, the Fund’s shareholders would continue to experience benefits from the New Expense Limitation Agreement as they currently enjoy under the Current Expense Limitation Agreement, and would continue to benefit from economies of scale under the Fund’s agreements with other service providers.”

8.

Comment: Please consider revising the disclosures on pages 14 - 16 regarding the Board’s evaluation of the Transaction to include additional information regarding the Board’s conclusions about factors or issues that were material to its determination and how these conclusions affected the Board’s determination to recommend approval of the Transaction.  See the Instruction to Item 22(c) (11) of Schedule 14A.  In connection with the discussion regarding “Centaur’s practices regarding possible conflicts of interest” on page 16 of the Proxy Statement, please state that the board “concluded” that Centaur’s standards and practices relating to the identification and mitigation of possible conflicts of interest were satisfactory, instead of “indicated.”

Response:  The Registrant believes that it has provided the information required under Item 22(c)(11) of Schedule 14A.  The requested change from “indicated” to “concluded” has been made.

9.

Comment:  Please consider adding disclosure regarding the “safe harbor” provision under Section 15(f) of the Investment Company Act.

Response:  The following new paragraph has been added beginning on page 8 of the Definitive Proxy Statement after the section entitled “Terms of the Transaction”:

“Section 15(f) of the 1940 Act.  Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”), provides a safe harbor for an investment adviser of a registered investment company (or any affiliated persons of the investment adviser) to receive any amount or benefit in connection with a sale of securities or other interest in the investment adviser, provided that two conditions are satisfied.  First, an “unfair burden” may not be imposed on the investment company as a result of the sale, or any express or implied terms, conditions or understanding applicable to the sale.  The term “unfair burden,” as defined in Section 15(f) of the 1940 Act, includes any arrangement during the two-year period after the sale whereby the investment adviser (or predecessor or successor adviser), or any “interested person” of the adviser (as defined in the 1940 Act), receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or any from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than ordinary fees for bona fide principal underwriting services).  Second, during the three-year period after the sale, at least 75% of the members of the investment company’s board of directors cannot be “interested persons” (as defined in the 1940 Act) of the investment adviser or its predecessor (“Independent Directors”).

T2 and Centaur believe there are no circumstances arising from the Transaction that might result in the imposition of an “unfair burden” (as defined in Section 15(f) of the 1940 Act) on the Fund.  Moreover, Centaur has agreed that, for two years after the consummation of the Transaction, it will refrain from imposing any unfair burden on the Fund, which includes refraining from proposing any increase in fees paid by the Fund to Centaur.  Upon the closing of the Transaction, 75% of the Board members will be classified as Independent Directors and the Board expects to maintain a board structure so that at least 75% of the Board members are classified as Independent Directors during the three-year period after the completion of the Transaction.”

10.

Comment:  Please confirm that there were no legal proceedings in the past 10 years against any of the directors, nominees or officers and none that are pending.  See Item 401(f)(7) and (8) of Reg. S-K, which is applied through Item 22(b)(12) of Schedule 14A.

Response:  The Registrant confirms that there are no legal proceeding required to be disclosed pursuant to Item 22(b)(12) of Schedule 14A.

11.

Comment:  Please confirm that all other directorships held by the Trustees during the past five years are disclosed in column 6 of the Trustee and Nominee Table on pages 20 and 21 of the Proxy Statement.  See Item 22(b)(4)(ii) of Schedule 14A.  Consider adding “during the past five years” to the column heading.

Response:  The Registrant confirms that all other directorships held by the Trustees during the past five years are disclosed in column 6 of the Trustee and Nominee Table on pages 18 and 19 of the Definitive Proxy Statement.  The heading in Column 6 of the of the Trustee and Nominee Table has been revised to as follows: “Other Directorships During the Past 5 Years.”

12.

Comment:  Please describe the criteria by which the Board determined that Messrs. Brinson, Douglass and Speed are independent, including whether the Board referred to the criteria set out in the “Role of Independent Directors of Investment Companies,” Investment Company Act Release No. 24082 (Oct. 14, 1999) and “Interpretive Matters Concerning Independent Companies,” Investment Company Act Release No. 24083 (Oct. 14, 1999).

Response:  The Board considered various information in determining that Messrs. Brinson, Douglass and Speed were not “interested persons” as defined in the Investment Company Act of 1940, including, among other things, responses provided in written questionnaires provided by each of the officers and Trustees of the Registrant and Mr. Douglas and guidance set out in industry publications and from the Commission (including the “Role of Independent Directors of Investment Companies,” Investment Company Act Release No. 24082 (Oct. 14, 1999) and “Interpretive Matters Concerning Independent Directors of Investment Companies,” Investment Company Act Release No. 24083 (Oct. 14, 1999)).

13.

Comment:  In column 6 of the Trustee and Nominee Table on page 21 of the Proxy Document for Mr. Douglass and Mr. Tilson please state “None” instead of “N/A”, as the heading is still applicable to a director even though he holds no other directorships.

Response:  The requested changes have been made.

14.

Comment:  On page 21 of the Proxy Statement, please remove columns 5 and 6 in the Trustee and Nominee Table rather than indicate they are “N/A.”  See Instructions 6 and 7 of Item 22(b)(1) of Schedule 14A.

Response:  The requested changes have been made.

15.

Comment:  On page 22 of the Proxy Document it states “The Board has determined that the Board’s structure is appropriate given the characteristics, size, and operations of the Trust.” Please revise this disclosure to clarify “why the registrant has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the registrant.”  See Item 407(h) of Reg. S-K through Item 22(b)(11) of Schedule 14A.

Response:  The subject disclosure has been revised to read as follows:

“The Board has determined that the Board’s structure is appropriate given the specific characteristics and circumstances of the Trust, including among other things, the asset size and nature of each fund series in the Trust, the number of fund series in Trust, the arrangements for the conduct of the Trust’s operations, and the Board’s responsibilities.”

16.

Comment:  Please revise the disclosure under the section entitled “Quorum” regarding broker non-votes to include that the Fund is using a two meeting strategy to avoid the existence of broker non-votes at each meeting. Please indicate that no broker non-votes are expected at either meeting.

Response:  The subject disclosure has been revised to read as follows:

“Brokers that hold shares in street name will request instructions from beneficial owners on how to vote their shares on the Proposals before the Meetings.  Under New York Stock Exchange rules, brokers are permitted to give a proxy vote on routine matters, including the election of Trustees (e.g., Proposal 2 to be voted on at the second Meeting), if no instructions are received from the beneficial owners within the time request for voting instructions.  However, for non-routine matters, such as the approval of the New Advisory Agreement (e.g., Proposal 1 to be voted on at the first Meeting), a broker may not authorize any proxy vote without instructions from the beneficial owner of the shares.  “Uninstructed shares held by brokers” are shares held by a broker in street name for which voting instructions on a non-routine matter have not been received, and therefore cannot be voted by the broker.  Where the required vote for a Proposal is a percentage of the outstanding voting shares, uninstructed shares held by brokers are effectively a vote against that Proposal.  Because Proposal 1 is a non-routine matter and the required vote on Proposal 1 is a percentage of the outstanding voting shares, brokers will be unable to vote on Proposal 1 absent instructions from the beneficial owners of these shares and uninstructed shares held by brokers with respect to Proposal 1 will effectively be a vote against Proposal 1.  However, because Proposal 2 is a routine matter, the Trust does not expect there to be any uninstructed shares held by brokers with respect to Proposal 2.

“Broker non-votes” are shares held by a broker or nominee for which an executed proxy is received by the Trust, but the broker or nominee has not voted as to one or more Proposals because instructions have not been received from the beneficial owners or persons entitled to vote and the broker or nominee does not have discretionary voting power.  Broker non-votes generally occur when a single proxy contains both a routine matter and a non-routine matter and the broker has not received voting instructions from the beneficial owner.  In such a situation, the broker may proxy vote for the routine matter and not vote for the non-routine matter (broker non-vote).  As discussed below, broker non-votes are counted for purposes determining whether a quorum is present and are effectively a vote against a Proposal where the required vote for such Proposal is a percentage of the outstanding voting shares.

The Trust is holding two Meetings to facilitate the separation of the routine matter (Proposal 2) and the non-routine matter (Proposal 1).  By considering only the non-routine matter at the first Meeting and considering only the routine matter in the second Meeting, the Trust is effectively eliminating the likelihood of broker non-votes.  Therefore, the Trust does not expect there to be broker non-votes at either Meeting.

Abstentions and broker non-votes are counted for purposes of determining whether a quorum is present, but do not represent votes cast with respect to a Proposal and will not be voted FOR or AGAINST any adjournment.  Accordingly, abstentions and broker non-votes will have no effect on the outcome of a vote on adjournment of a Meeting.  Abstentions, like uninstructed shares held by brokers, will effectively be a vote against Proposal 1 since the required vote on Proposal 1 is a percentage of the outstanding voting shares.  Abstentions will have no effect on Proposal 2, since the required vote is a plurality vote of the Trust’s shares represented at the second Meeting.”

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Notwithstanding the staff’s comments, the Registrant acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•

the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Thomas W. Steed, III at (919) 420-1832 if you have any questions.

Very truly yours,

/s/ Rhonda A. Mills

Rhonda A. Mills

Secretary

cc:

Board of Trustees of the Tilson Investment Trust

Thomas W. Steed, III

Kilpatrick Townsend & Stockton LLP

4208 Six Forks Road, Suite 1400

Raleigh, NC 27609

Footnotes

1 Capitalized terms used but not defined herein have the same meanings ascribed thereto in the Proxy Statement.

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